UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.)*

PTC Therapeutics, Inc.
(Name of Issuer)

Common stock
(Title of Class of Securities)

69366J200
(CUSIP Number)

April 20, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

___________

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON Complete Pharma Holdings II, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 6,683,598
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 6,683,598
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,683,598
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.2% (1)
12.	TYPE OF REPORTING PERSON OO

(1) As of the date of this filing based on information provided by PTC Therapeutics, Inc. (the “Issuer”) to the reporting persons.

Item 1(a).	Name of Issuer: PTC Therapeutics, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices: 100 Corporate Court South Plainfield, NJ 0708

Item 2(a).	Name of Person Filing: Complete Pharma Holdings II, LLC

Item 2(b).	Address of Principal Business Office, or if None, Residence: 1033 Skokie Boulevard Suite 600 Northbrook, IL 60062

Item 2(c).	Citizenship: Delaware

Item 2(d).	Title of Class of Securities: Common Stock

Item 2(e).	CUSIP Number: 69366J200

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _________________

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount beneficially owned: 6,683,598 shares of common stock

(b)	Percent of class: 16.2% as of the date of this filing based on information provided by the Issuer to the reporting persons.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 6,683,598

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 6,683,598

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Voting and dispositional control of the securities reported herein is directed by a majority of the members of the undersigned’s three person board of managers. MP Investor, LLC (“MP”) and VMP Equity Holdings, LLC (“VMP”), as members of Complete Pharma Holdings II, LLC, have the right to receive dividends from, and proceeds from the sale of, common stock of the Issuer. Each of MP and VMP has an economic interest in more than 5% of the common stock of the Issuer. Each of MP and VMP disclaims beneficial ownership of the securities reported herein, and the filing of this statement should not be construed as an admission that either MP or VMP is, for the purposes of Section 13 of the Exchange Act, the beneficial owner of the securities reported herein.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a–11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Complete Pharma Holdings II, LLC

By: /s/ Patrick J. Morris

Name: Patrick J. Morris

Title: Executive Vice President, Legal

Affairs, Mergers, Acquisitions and General

Counsel

Date: April 27, 2017